                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)


                                  ONSALE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   682838-10-7
                -------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 682838-10-7                                    PAGE  2   OF  4   PAGES
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           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Razi Mohiuddin
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]

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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                                5     SOLE VOTING POWER

          NUMBER                      1,941,815
            OF               ---------------------------------------------------
          SHARES                6     SHARED VOTING POWER
       BENEFICIALLY
           OWNED                      0
            BY               ---------------------------------------------------
           EACH                 7     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                      1,941,815
           WITH              ---------------------------------------------------
                                8     SHARED DISPOSITIVE POWER
                                      0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,091,815*
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           10.8%
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   12      TYPE OF REPORTING PERSON*

           IN
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    * See note to Item 4(a)

                                  SCHEDULE 13G

CUSIP NO. 682838-10-7                                    PAGE  3   OF  4   PAGES
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ITEM 1.

          (a) Name of Issuer:
              ONSALE, Inc.

          (b) Address of Issuer's Principal Executive Offices:
              1350 Willow Road #202, Menlo Park, CA 94025

ITEM 2.

          (a) Name of Person Filing:
              Razi Mohiuddin

          (b) Address of Principal Business Office:
              1953 Landings Drive, Mountain View, California 94043

          (c) Citizenship:
              U.S.A.

          (d) Title of Class of Securities:
              Common Stock

          (e) CUSIP Number:
              682838-10-7

ITEM 3.   Not applicable.

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned: 2,091,815*

               Mr. Mohiuddin disclaims beneficial ownership of 150,000 of these shares, which shares are held by M. Ali Ansari and Tanveer Fatima, the brother and sister-in-law, respectively, of Mr. Mohiuddin, as co-trustees of the Momin Children's Trust. Mr. Mohiuddin has no power to direct the voting or disposition of these shares.

          (b) Percent of Class: 10.8%

          (c) Number of shares as to which such person has:

              (i)  sole power to vote or direct the vote: 1,941,815

              (ii) shared power to vote or direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    1,941,815

              (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

                                  SCHEDULE 13G


CUSIP NO. 682838-10-7                                    PAGE  4   OF  4   PAGES
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          A voting agreement pursuant to which Software Partners, Inc. formerly held the right to vote the shares held of record by Alan S. Fisher, the shares held of record by the Kelly Elizabeth Fisher Irrevocable Trust, and the shares held of record by Razi Mohiuddin, the Momin Foundation and the Momin Children's Trust expired on July 24, 1998. All further filings with respect to transactions in these shares will be filed, if required, by members of the group in their individual capacity.

          Mr. Mohiuddin is the President and trustee of the Momin Foundation. M. Ali Ansari and Tanveer Fatima, the brother and sister-in law of Mr. Mohiuddin, are the co-trustee of the Mohiuddin Children's Trust. The shares held by the Mohiuddin Children's Trust are not included in the shares held of record by Razi Mohiuddin since he has no power to direct the voting of or dispose of these shares.

ITEM 10.  CERTIFICATION.

          Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 16, 1999               By: /s/ RAZI MOHIUDDIN
                                           -------------------------------------
                                           Razi Mohiuddin